AFLAC Incorporated 3rd Quarter 2004 Form 10-Q

EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003

Numerator (in millions):
Basic: net earnings applicable
to common stock	$301	$237	$881	$723
Diluted: net earnings applicable
to common stock	301	237	881	723

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	506,599	513,385	508,286	513,888

Average outstanding shares used in the
computation of earnings per share - basic	506,599	513,385	508,286	513,888
Dilutive effect of stock options	8,977	7,827	9,305	8,905

Average outstanding shares used in the
computation of earnings per share - diluted	515,576	521,212	517,591	522,793

Earnings per share:
Basic	$.59	$.46	$1.73	$1.41
Diluted	.58	.45	1.70	1.38

EXH 11-1